UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934


                                  MedQuist Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   584949 10 1
                  --------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:

             Seth W. Hamot                             Brian Brodrick, Esq.
     Roark, Rearden & Hamot, LLC                       Phillips Nizer LLP
         420 Boylston Street                            666 Fifth Avenue
           Boston, MA 02116                            New York, NY 10103
            (617) 595-4400                                212-977-9700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 22, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Seth W. Hamot
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                                      1,938,821
      NUMBER OF         --------------------------------------------------------
       SHARES           8.   SHARED VOTING POWER
    BENEFICIALLY                      -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.   SOLE DISPOSITIVE POWER
      REPORTING                       1,938,821
       PERSON           --------------------------------------------------------
        WITH            10.  SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Costa Brava Partnership III L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware Limited Partnership
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                                      1,938,821
      NUMBER OF         --------------------------------------------------------
       SHARES           8.   SHARED VOTING POWER
    BENEFICIALLY                      -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.   SOLE DISPOSITIVE POWER
      REPORTING                       1,938,821
       PERSON           --------------------------------------------------------
        WITH            10.  SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Roark, Rearden & Hamot, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware Limited Partnership
--------------------------------------------------------------------------------

                        7.   SOLE VOTING POWER
      NUMBER OF                       1,938,821
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8.   SHARED VOTING POWER
      OWNED BY                        -0-
        EACH            --------------------------------------------------------
      REPORTING         9.   SOLE DISPOSITIVE POWER
       PERSON                         1,938,821
        WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,938,821
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         OO - Other
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

         Andrew R. Siegel
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States Citizen
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                                      2,000
      NUMBER OF         --------------------------------------------------------
       SHARES           8.   SHARED VOTING POWER
    BENEFICIALLY                      -0-
      OWNED BY          --------------------------------------------------------
        EACH            9.   SOLE DISPOSITIVE POWER
      REPORTING                       2,000
       PERSON           --------------------------------------------------------
        WITH            10.  SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Less than 1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 7 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 7") amends the Schedule 13D filed on October 12, 2007, as amended by Amendment No. 1 filed on October 23, 2007, Amendment No. 2 filed on November 6, 2007, Amendment No. 3 filed on November 20, 2007, Amendment No. 4 filed on December 13, 2007, Amendment No. 5 filed on December 14, 2007 and Amendment No. 6 filed on January 7, 2008, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel with the Securities and Exchange Commission with respect to the shares of common stock, no par value (the "Common Stock"), of MedQuist Inc., a New Jersey corporation (the "Issuer"). Each of Costa Brava, Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On January 22, 2008, counsel to Costa Brava sent a letter to the Board of Directors of the Issuer expressing concern about whether the interests of minority stockholders are being fairly represented in connection with the proposed sale of the Issuer. A copy of the letter is filed as Exhibit M hereto and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a), (b) The Filers (other than Andrew R. Siegel) are the beneficial owners of 1,938,821 shares of Common Stock (approximately 5.2% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K on August 31, 2007). Mr. Siegel is the beneficial owner of 2,000 shares of Common Stock representing less than 1% of the issued and outstanding shares of Common Stock.

         The Filers have the sole power to vote and sole power to dispose of such shares to which this Amendment No. 7 relates.

         (c) The Filers have not purchased or sold shares of Common Stock of the Issuer since their filing on Schedule 13D on October 12, 2007.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A -- Agreement Regarding the Joint Filing of Schedule 13D. [Previously filed.]

Exhibit B -- Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed.]

Exhibit C -- Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey.
[Previously filed.]

Exhibit D -- Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed.]

Exhibit E -- Letter dated October 11, 2007 from the Filers to the Issuer. [Previously filed.]

Exhibit F -- Preliminary Proxy Statement dated October 19, 2007.
[Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

Exhibit G -- Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007. [Previously filed]

Exhibit H -- Amended Preliminary Proxy Statement dated November 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on November 19, 2007.]

Exhibit I -- Amended Complaint filed on November 19, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

Exhibit J -- Amended Preliminary Proxy Statement dated December 13, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on December 12, 2007.]

Exhibit K -- Order issued by the Superior Court of New Jersey on December 14, 2007. [Previously filed]

Exhibit L -- Letter from Costa Brava Partnership III L.P. to Mr. Clement Revetti, Jr. dated January 7, 2008 [Previously filed].

Exhibit M -- Letter from counsel to Costa Brava Partnership III L.P. to the Board of Directors of the Issuer dated January 22, 2008. [Filed herewith]

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 23, 2008


                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ANDREW R. SIEGEL

                                       By: /s/ Andrew R. Siegel
                                           -------------------------------------
                                           Andrew R. Siegel

                                  EXHIBIT INDEX



Exhibit    Description
-------    --------------------------------------------------------------------
A          Agreement Regarding the Joint Filing of Schedule 13D.
           [Previously filed]

B Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed]

C Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

D Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed]

E          Letter dated October 11, 2007 from the Filers to the Issuer.
           [Previously filed]

F Preliminary Proxy Statement dated October 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

G Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007.

H          Amended Preliminary Proxy Statement dated November 19, 2007.
           [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on November 19, 2007.] [ Previously filed]

I Amended Complaint filed on November 19, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed]

J          Amended Preliminary Proxy Statement dated December 13, 2007.
           [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on December 13, 2007.]

K Order issued by the Superior Court of New Jersey on December 14, 2007. [Previously filed]

L          Letter from counsel to Costa Brava Partnership III L.P. to Mr.
           Clement Revetti, Jr. dated January 7, 2008 [Previously filed]

M Letter from counsel to Costa Brava Partnership III L.P. to the Board of Directors of the Issuer dated January 22, 2008. [Filed herewith]

                                                                       Exhibit M

                                                January 22, 2008


By FedEx
--------

Board of Directors
MedQuist Inc.
c/o Barry M. Abelson, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, PA 19103

Dear Sirs:

         We represent Costa Brava Partnership III, L.P. ("Costa Brava"), a significant owner of the common stock of MedQuist Inc. ("MedQuist" or the "Company"). Following an extensive review of MedQuist's delinquent filings with the S.E.C., the documents produced by MedQuist in Costa Brava's books and records action, and the December 31, 2007 shareholders meeting, we regret to inform you that Costa Brava has no confidence that the Board of Directors (the "Board") will discharge its fiduciary duties to minority shareholders because of irreconcilable conflicts of interest suffusing the Board. The process is doomed to fail minority shareholders.

         Philips Electronics N.V. ("Philips"), the Company's majority shareholder, already has profited as MedQuist's largest vendor. Through, among other things, the May 22, 2000 Licensing Agreement and the September 23, 2004 OEM Supply Agreement, Philips has enjoyed an ongoing revenue stream by providing the software platforms upon which much of MedQuist's transcription services now rely. Recent amendments to the Licensing Agreement and the OEM Agreement on September 21, 2007 -- only a few weeks before Philips and MedQuist announced their intention to sell the company -- now guarantee Philips a revenue stream until at least 2013 regardless of whether it maintains control of the Company.

         The Board remains tainted by Philips' conflicting interests and cannot be regarded as independent.(1) Philips controls four of the six current Board seats (six, including Philips' two hand-picked "independent" directors). Nonetheless, a Philips representative confirmed at the December 31, 2007 shareholders meeting that the Philips directors have not -- and will not -- recuse themselves from deliberations concerning the MedQuist sale process, which already appears to be an unmitigated disaster. We understand that MedQuist and

___________________________

(1) The Company all but conceded in its 2006 10-K that the directors appointed by Philips are conflicted because it acknowledged that Philips' "interests may conflict with the interests of [MedQuist's] other shareholders."

MedQuist Board of Directors
January 22, 2008
Page 2


Philips have retained competing investment bankers (which obviously would not have been necessary if all shareholder interests truly were aligned). Under the circumstances, it is hardly surprising that MedQuist's independent directors resigned en masse last fall rather than associating themselves with a process dominated by Philips.

         While the directors' en masse resignations should have been a wake-up call to fix the process, nothing has changed. Philips and MedQuist continue to flagrantly violate the so-called "Governance Agreement." This agreement requires MedQuist to have three independent directors at all times. Yet months have passed since the independent director resignations, and MedQuist only appointed two supposedly independent directors at the December 31, 2007 shareholder meeting. The failure to retain a third independent director has precluded MedQuist from having a duly constituted Audit Committee and being re-listed with NASDAQ. These deficiencies harm only the minority shareholders, not Philips.

         Both MedQuist and Philips have rebuffed Costa Brava's attempts to join the Board to ensure that all shareholders are treated fairly in the sale process. Accordingly, Costa Brava intends to hold each and every member of the Board strictly liable to the extent that Philips receives any consideration, benefit or value that does not inure to the ratable benefit of all MedQuist shareholders or if the Board engages in other misconduct that harms minority shareholder interests. Please govern yourselves accordingly.


                                       Sincerely,


                                       Andrew K. Glenn

cc:      Mr. Seth Hamot
         Mr. Andrew Siegel